# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TriSalus Life Sciences, Inc., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6272 W. 91st Ave., Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002046077

## Reporting persons
- Utmost Group PLC: type of reporting person: insurance company (IC), parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 3,503,385; shared voting power 0; sole dispositive power 3,503,385; shared dispositive power 0; aggregate amount beneficially owned 3,503,385 (5.71% of the class)
  Comment: On 31 March 2026, Utmost Group PLC held 3,503,385 units of TriSalus Life Sciences's common shares, representing 5.71% of the outstanding shares. Compared to 30 September 2025, the ownership of Utmost Group PLC in the company decreased by more than 1% as a result of an increase in outstanding shares of the company.

## Item 1. Issuer
Name of issuer: TriSalus Life Sciences, Inc.
Address of issuer's principal executive offices: 6272 W. 91st Ave. Westminster, CO 80031

## Item 2. Person Filing
Name of person filing: Utmost Group PLC
Address of principal business office or, if none, residence: Saddlers' House 5th Floor, 44 Gutter Lane, London, United Kingdom, EC2V 6BR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 3,503,385 shares
Percent of class: 5.71%
Sole power to vote or to direct the vote: 3,503,385
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 3,503,385
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Utmost Luxembourg S.A. - 4, rue Lou Hemmer, L1748 Luxembourg, Luxembourg (Registration number: B37604)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to (J) A non-U.S. institution that is the functional equivalent of any of the institutions listed in ??240.13d 1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institutio is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Utmost Group PLC: /s/ Ian Maidens, Ian Maidens - Group CFO (05/05/2026)